UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

China Digital TV Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-33692	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Jingmeng High-Tech Building B, 4th Floor

No. 5 Shangdi East Road, Haidian District

Beijing 100085,

People’s Republic of China

(Address of principal executive offices) (zip code)

Mr. Nan Hao

Telephone: (+86 10) 6297 1199

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

China Digital TV Holding Co., Ltd. has concluded in good faith that during 2014 we have manufactured or contracted to manufacture products which contain conflict minerals that are necessary to the functionality or production of these products (such minerals are referred to as “necessary conflict minerals”). Based on a reasonable country of origin inquiry, we have reason to believe that our necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country as defined in the instructions to Form SD.

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting CDTV. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management's expectations and beliefs. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see the section headed "Forward Looking Statements" in our annual report on Form 20-F for the fiscal year ended December 31, 2014.

Inherent Limitations on Due Diligence Procedures

As a downstream purchaser of finished products containing conflict minerals, our due diligence procedures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of such materials. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of conflict minerals. We also rely, to a large extent, on information collected and provided by third parties. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Item 1.02 Exhibit

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://ir.chinadtv.cn. The content of such website is not a part of this Specialized Disclosure Report on Form SD

Section 2 – Exhibit

Item 2.01 Exhibit

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA DIGITAL TV HOLDING CO., LTD
(Registrant)

By:	/s/ Zengxiang Lu	Date: May 29, 2015
Zengxiang Lu
Chairman and Chief Executive Officer

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